Filed Pursuant to Rule 433

Registration Statement (No. 333-238617-02)

May 1, 2023

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated May 1, 2023)

Issuer:	CenterPoint Energy Resources Corp.

Legal Format:	SEC Registered

Anticipated Ratings*:	A3 (stable) / BBB+ (stable) / A- (stable) (Moody’s / S&P / Fitch)

Security:	5.25% Senior Notes due 2028

Size:	$300,000,000 (Reopening of 5.25% Senior Notes due 2028, of which $600,000,000 was previously issued on February 23, 2023, for a total principal amount outstanding of $900,000,000)

Maturity Date:	March 1, 2028

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1, commencing September 1, 2023

Coupon Rate:	5.25%

Price to Public:	102.677% of principal amount (plus accrued interest of $3,062,500 from and including February 23, 2023 to, but excluding, May 3, 2023)

Benchmark Treasury:	3.500% due April 30, 2028

Benchmark Treasury Yield:	3.614%

Spread to Benchmark Treasury:	+100 basis points

Re-offer Yield:	4.614%

Optional Redemption:	Prior to February 1, 2028, greater of: (1)(a) make-whole at treasury rate[1] plus 20 basis points (calculated to February 1, 2028), less (b) interest accrued to the date of redemption and (2) 100%, plus in either case, accrued and unpaid interest. On or after February 1, 2028, 100% plus accrued and unpaid interest.

CUSIP:	15189YAG1

Trade Date:	May 1, 2023

Expected Settlement Date:	May 3, 2023 (T+2)

Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Manager:	C.L. King & Associates, Inc.

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated May 1, 2023.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.